EXHIBIT 12.1

BOISE AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
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	2001	2000	1999	1998	1997
	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$128,970	$152,322	$146,124	$159,870	$137,350
Guarantee of interest on ESOP debt	8,732	10,880	12,856	14,671	16,341
Interest capitalized during the period	1,945	1,458	238	1,341	10,575
Interest factor related to noncapitalized leases (a)	11,729	13,394	13,065	11,308	11,931
	_______	_______	_______	_______	_______
Total fixed charges	$151,376	$178,054	$172,283	$187,190	$176,197
	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(47,611)	$298,331	$355,940	$(16,878)	$(28,930)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	8,039	(2,061)	(6,115)	3,791	5,180
Total fixed charges	151,376	178,054	172,283	187,190	176,197
Less: Interest capitalized	(1,945)	(1,458)	(238)	(1,341)	(10,575)
Guarantee of interest on ESOP debt	(8,732)	(10,880)	(12,856)	(14,671)	(16,341)
	_______	_______	_______	_______	_______
Total earnings before fixed charges	$101,127	$461,986	$509,014	$158,091	$125,531
	=======	=======	=======	=======	=======
Ratio of earnings to fixed charges	-	2.59	2.95	-	-

Excess of fixed charges over earnings before fixed charges	$50,249	$-	$-	$29,099	$50,666

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.